pwc

October 19, 2020

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Government of Prince Edward Island

We have read the statements made by Medicure Inc. in the attached copy of change of auditor notice dated October 16, 2020, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated October 16, 2020.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP
Richardson Building, One Lombard Place, Suite 2300, Winnipeg, Manitoba, Canada R3B 0X6
T: +1 204 926 2400, F: +1 204 944 1020, www.pwc.com/ca